                                                             FORM 6-K

                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        Washington, D.C. 20549

                                                       Report of Foreign Issuer

                                                 Pursuant to Rule 13a-16 or 15d-16 of
                                                  the Securities Exchange Act of 1934

                                                        For: 20 November 2003

                                                              Transco plc
                                                              1-3 Strand
                                                            London WC2N 5EH
                                                                ENGLAND
                                               (Address of principal executive offices)

 The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Transco plc

                                       s/David C. Forward
Date: 20 November 2003                  By: __________________
                                           (D. C. Forward)
                                           Authorised Signatory

                                                 ANNEX 1 - Copy Announcement as sent

                                                               FORM 6-K

                                                  SECURITIES AND EXCHANGE COMMISSION
                                                         Washington D.C. 20549

                                                       Report of Foreign Issuer

                                               Pursuant to Rule 13a - 16 or 15d - 16 of
                                                  The Securities Exchange Act of 1934

                                              Announcement to the London Stock Exchange
                                                           For 20 November 2003

                                    Transco plc
                                    1-3 Strand
                                    London
                                    WC2N 5EH
                                    United Kingdom

---------------------------------------------------------------------------------------------------------------------------------------

Announcement:

(Interim Results of the Group's Ultimate Holding Company, National Grid Transco plc (NGT), which NGT has separately submitted on its own Form 6K of today's date)

'National Grid Transco plc - Results for the six months ended 30 September 2003'

Embargoed until 0700 20 November 2003

                                                       National Grid Transco plc
                                          Results for the six months ended 30 September 2003

                                  Strong Earnings Growth. Positive Outlook. Enhanced Dividend Policy.

o        Strong business performance.  Underlying PBT up 19%.  Underlying EPS up 23%.
o        Continued growth underpins enhanced dividend policy
     -     15% increase this year with 7% nominal annual growth targeted until March 2008.
o        Sales process for UK gas distribution networks to commence.

----------------------------------------------------------------------------------------------------------------------------
                                                   Financial highlights

                                                     Six months ended          Six months ended
                                                          30 Sept 2003              30 Sept 2002                     Change
                                               -----------------------               (GBP m)                         (%)
                                                            (GBP m)

Business Results *
---------------------------------------------                      815                       802                          2
   Underlying operating profit
   Underlying pre-tax profit                                       405                       339                         19
   Underlying earnings per share                                  9.7p                      7.9p                         23

---------------------------------------------
Statutory Results
   Operating profit                                                595                       578                          3
   Pre-tax profit/(loss)                                           451                      (39)                       NM**
   Earnings/(loss) per share                                     13.0p                    (2.8)p                       NM**

Dividend per Share                                               7.91p                     6.86p                         15

---------------------------------------------- ------------------------ ------------------------- --------------------------

* "Business Results"  represent the primary measures used by management and are presented before goodwill  amortisation and exceptional items.  Management  believes that exclusion of these items provides a better  comparison of results for the periods  presented.  Unless otherwise  stated,  all  financial  commentaries  in this  Statement are on a "business  results  basis" and are preceded by the prefix
"underlying".  Reconciliations  of these measures to statutory  measures are provided in the Group Profit and Loss Account,  notes 6a and
6b and the Group Cash Flow Statement.  There are further reconciliations on our website (www.ngtgroup.com).

**NM = Not Meaningful

NB.  Expenditure  on the  replacement  of UK gas mains  ("repex")  of 186m pounds in the  period  (216m pounds  last  year) is fully  expensed  for accounting  purposes and is tax deductible.  However,  for regulatory  purposes,  half the costs are recovered in current  revenues and half are added to the  regulatory  asset base.  The effect of removing  half of the repex,  net of tax,  from earnings is equivalent to increasing earnings per share by 2.1p and 2.5p for each of the half year results shown above, respectively.

Sir John Parker, Chairman, said:

"These  excellent  results show the strength of our  business,  and the great  benefits of the mergers we have managed on both sides of the Atlantic.

"We see further growth  opportunities in our existing businesses and we are today increasing the target for cutting  controllable costs in our UK gas distribution business to 35% in real terms in the 5 years to March 2007.

"Notwithstanding  our focus on efficiency,  our top priorities  always remain safety and network  reliability.  Despite the regrettable power  interruptions in the summer,  our record speaks for itself with 99.9999% of power delivered  successfully over the past 10 years over our UK  electricity  network.  Through our 2 billion pounds  annual  investment  we are  confident  that our networks  will  continue to deliver energy consistently, efficiently and reliably.

"With Ofgem providing clarity on its  decision-making  timetable and prospective buyers showing strong interest,  we are commencing the sales process for one or more of our regional gas distribution  networks.  However,  we will only sell networks if it creates value for customers and shareholders alike.

"Based on our very strong  financial  performance and the confidence in future prospects from our existing  businesses,  the Board will recommend a 15% nominal increase in the dividend this year and target growth of 7% nominal per annum thereafter for the next 4 years."

NATIONAL GRID TRANSCO plc

Turnover was  marginally  down from 4.3 billion pounds to 4.2  billion pounds.  This was largely as a result of our exit from  non-core  businesses
(68m pounds) and the impact of the weakening dollar (142m pounds).

Underlying  operating  profits were 815m pounds, up from 802m pounds.  This represents an improvement of over 100m pounds over the same period last year, taking into account the impact of weather  patterns in the UK and US, UK pensions  costs,  last year's one-off  connection-related  fee and the  continuing  weakness of the US dollar.  This strong  performance  has largely been  achieved by a combination  of  significant reductions in controllable costs, the exit from non-core businesses and lower repex.

Underlying  net interest was 410m pounds,  down by 53m pounds from last year, due to the  refinancing of debt of $1.3bn,  lower short term interest rates,  the weaker US dollar and  reductions in interest costs from former joint  ventures.  These more than offset an increase of 35m pounds in pension interest costs.

Underlying  EBIT interest cover was 2.0 times,  compared to 1.7 times last year. The statutory  interest cover was 2.1 times,  compared to 0.9 times last year.  Funds From Operations  ("FFO") interest cover,  adjusted for repex, was 2.9 (2.9 last year).  Full year ratios are expected to improve due to the seasonality of profits and cashflow from our UK gas distribution operations.

Underlying profit before tax for the half year was up 19% from 339m pounds to 405m pounds.

The  underlying  tax  charge on the  profit  for the period was 102m pounds,  representing  an  effective  tax rate of 25%  (before  goodwill amortisation and exceptional items). There were no releases of prior year tax provisions during the period.

Underlying earnings were up 23% to 299m pounds, from 244m pounds last year.

Underlying earnings per share were also up 23% to 9.7p from 7.9p last year.

Expenditure  on the  replacement  of UK metallic gas mains  ("repex")  totalled  186m pounds in the period (216m pounds last year).  The full year expenditure  is expected to be similar to last year.  For  regulatory  purposes,  half the costs are recovered in current  revenues and half are added to the regulatory  asset base upon which we earn an allowed  return.  However,  for  accounting  purposes repex is fully expensed and is tax  deductible.  The effect of removing  half of the repex,  net of tax,  from  earnings is  equivalent  to increasing earnings per share by 2.1p and 2.5p for each of the half year results, respectively.

As expected,  underlying  cashflow  from  operations for the period was 932m pounds,  down from 1,279m pounds last year,  reflecting  the planned one-off pension contribution in the US and working capital movements associated with the timing of commodity payments, also in the US.

Capital expenditure on continuing  operations,  including  capitalised interest,  was 723m pounds in the period (652m pounds last year),  including
84m pounds for growth investments in Grain LNG and Basslink.

There were substantial net exceptional gains totalling 96m pounds before tax,  compared to 325m pounds exceptional  losses before tax in the same period last year. The exceptional items comprised:

o        A credit of 226m pounds (before and after tax)  representing  the  realisation  of a deferred gain on Energis  shares held to redeem the EPIC bond;
o        Gains on sales of property and businesses of 40m pounds (before and after tax);
o        Restructuring  costs  related to the planned  cost  reduction  programmes  of 150m pounds (96m pounds after tax),  including  93m pounds for US distribution and transmission, 39m pounds for UK distribution, 8m pounds for UK transmission, and 10m pounds for other businesses; and
o        Loss on disposal of other tangible fixed assets of 20m pounds (before and after tax).

After exceptional charges and goodwill amortisation, unadjusted earnings per share were 13.0p, 15.8p higher than last year.

Group net debt was 13.9 billion pounds at 30 September  2003,  broadly  unchanged from 31 March 2003, with the weaker US dollar and EPIC bond redemption broadly offsetting the expected increase associated with the seasonality of our UK gas operations.

REVIEW OF OPERATIONS

Our business  continues to deliver  impressive  improvements  in operating  efficiency and we have  delivered  60m pounds of additional  cost savings over the same period last year.

We welcome the statements from Ofgem which clarify the principle that efficiently  incurred pension costs,  including  deficit funding, are a normal,  allowable business expense.  Additionally,  Ofgem has stated its intention to align the gas and electricity transmission price control  reviews in 2007 and proposed to move the gas  distribution  review to 2008.  These changes,  together with the move to a rolling 5-year cost savings mechanism, are positive changes to our UK regulatory framework.

UK GAS DISTRIBUTION

Underlying  operating profits from UK gas distribution  increased by 42m pounds to 50m pounds,  primarily as a result of lower  controllable  costs and timing  effects of repex,  more than  offsetting  the  increased  pension  charges  and the  impact of warm  weather.  The level of controllable costs within the business is now at the level assumed by Ofgem for 2006.

Following a  fundamental  review,  the new  management  team in our UK gas  distribution  business has begun a business  transformation programme  called "The  WayAhead."  Through  this  programme we will aim to enhance the  operational  performance  of our  distribution networks whilst reducing controllable costs by 35% real from March 2002 levels by March 2007.

Since our full year results in May, we have continued to work closely with our regulators,  Ofgem and the Health and Safety  Executive, to evaluate the  possibility  of  separating  and selling one or more of our regional gas  distribution  networks.  We welcome  Ofgem's recent statement indicating it will reach a decision by April 2004 and committing  significant  resources to the process.  With Ofgem's commitment and the strong  interest we have received from  prospective  buyers,  we are commencing the sales process for certain of our gas  distribution  networks.  We are prepared to sell one or more networks if this maximises  shareholder  value. In addition,  we will work closely with Ofgem to demonstrate the delivery of material  benefits to customers.  We remain  committed to gas  distribution as a core business of the Group and to remaining the largest gas distributor in the UK market.

ELECTRICITY AND GAS TRANSMISSION

The UK transmission  business delivered  underlying  operating profit of 387m pounds compared to 396m pounds in the same period last year. Delivery of our planned efficiency and merger savings has largely offset the one off connection-related fee we received last year.

We are well on track to reduce UK Transmission Owner  controllable  costs by 11% real over the three years to March 2006,  representing delivery of the Staying Ahead programme and merger benefits.

In the US,  the  development  of  regional  electricity  markets  is  continuing  along  with  associated  transmission  restructuring.
GridAmerica,  the first  multi-system  Independent  Transmission  Company in the US, began operations on 1 October 2003. It manages the transmission  assets  of the  Midwestern  utilities,  FirstEnergy  and  Northern  Indiana  Public  Service  Company,  and  will add the transmission  assets of Ameren once state approvals are received.  These assets span over 14,000 miles of transmission  lines,  serving an area almost as large as England and Wales.

US ELECTRICITY AND GAS

Underlying  operating  profit from the US businesses  was 291m pounds,  compared to 343m pounds in the same period last year.  This includes 214m pounds from electricity  distribution  (including 58m pounds from stranded cost recovery),  70m pounds from transmission and 7m pounds from the gas business. In addition to the adverse  effect from weather,  as expected,  underlying  operating  profit from our US  businesses  was impacted by the expected  reduction  in the  recovery of  stranded  costs and the  continued  weakness of the  dollar,  partially  offset by  continued
reductions in controllable costs.

Savings  from the New York / New England  integration  continue to be delivered  ahead of schedule,  keeping us on track to deliver our target of reducing our US controllable  costs by 20% real in the three years to March 2005.  Benefits from the new labour  agreement in
New England and the recent early retirement programmes will begin to materialise in the coming months.

OTHER ACTIVITIES

We have  continued  to  rationalise  our  portfolio of non-core  businesses.  Our exit from various  non-core  businesses  has improved underlying operating profit from other activities including joint ventures and discontinued businesses by 32m pounds to 87m pounds.

Gridcom UK has aggressively  cut its overheads by 36% through a combination of merger and efficiency  savings allowing it to break even for the first time, a 9m pounds improvement in underlying operating profit.

As  previously  announced,  we have started  work on an LNG import  terminal at the Isle of Grain and expect to complete the project by early 2005.  We expect to invest some 130m pounds in this project.

PENSIONS

The actuarial  review of the Lattice Group Pension Scheme as at 31 March 2003,  covering  current and former UK gas employees and other former Lattice  businesses (the "Lattice  Scheme"),  has been completed and has resulted in a post-tax funding deficit of 615m pounds.  There will be annual  assessments  of the Lattice  Scheme  with the next  assessment  at 31 March 2004.  The deficit is expected to be funded over the next 12 years and discussions  with relevant  parties  continue on the timing of the payments to meet this. In addition,  cash contributions for the ongoing cost of the Lattice Scheme will be made at a rate of 22% of payroll.

The Lattice  Scheme charge for the period  reflects a new SSAP 24 actuarial  valuation and amounted to 73m pounds in total,  compared to 18m pounds in the same period last year.  Of this total  charge,  41m pounds relates to the ongoing  cost (45m pounds last year),  17m pounds relates to the deficit
(19m pounds credit last year),  and 15m pounds is interest  (8m pounds  benefit last year).  The ongoing  SSAP 24 charge  represents  23% of  pensionable payroll.

BOARD CHANGES

We have  previously  announced  this month's  retirement of John Wybrew and the  succession  of Michael  Jesanis to the Board upon Rick
Sergel's retirement next summer.  In addition, Maria Richter joined the Board in October as a non-executive director.

OUTLOOK AND DIVIDEND POLICY

Based on our very strong  financial  performance  and confidence in the future  prospects of our business,  the Board will recommend an increase for the full year dividend to 19.78p per ordinary  share,  representing  a 15% nominal  increase  compared with that paid last year. An interim  dividend of 7.91p per ordinary  share ($0.6690 per American  Depositary  Share (ADS)) will be paid on 21 January 2004 to  shareholders  on the register on 28 November 2003.  Looking ahead,  we will aim to increase  dividends per ordinary share expressed in sterling by 7% nominal in each financial year to 31 March 2008.

                                                            CONTACT DETAILS

National Grid Transco:

Investors
Marcy Reed                                    +44 (0)20 7004 3170                        +44 (0)7768 490807(m)
Terry McCormick                               +44 (0)20 7004 3171                        +44 (0)7768 045139(m)
Louise Clamp                                  +44 (0)20 7004 3172                        +44 (0)7768 555641(m)
Bob Seega (US)                                +1 508 389 2598

Media
Clive Hawkins                                 +44 (0)20 7004 3147
Gillian Home                                  +44 (0)20 7004 3150

Pager                                         +44 (0)7659 117841 (out of hours)

Citigate Dewe Rogerson                        +44 (0)20 7638 9571
Anthony Carlisle                              +44 (0)7973 611888(m)

Analyst presentation

An analyst presentation will be held at JP Morgan, 10 Aldermanbury, London EC2V at 8:45 am (UK time) today.

Live telephone coverage of analyst presentation - password National Grid Transco

Dial in number                                                     +44 (0) 20 7162 0195
US call in number                                                  + 1 334 420 4950

Telephone replay of the analyst presentation (available until 5.12.03 - passcode 216642)

UK dial in number                                                  + 44 (0) 20 8288 4459
Freephone number                                                   0500 637 880 (UK only)
US dial in number                                                  + 1 334 323 6222

Live webcast of presentation will also be available at www.ngtgroup.com

Photographs are available on www.newscast.co.uk

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section
21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid Transco's ability to control or estimate precisely, such as delays in obtaining or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the failure to retain key management, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to the ability to integrate Niagara Mohawk and Lattice Group plc successfully within National Grid Transco or to realise synergies from such integrations, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, unseasonable weather impacting on demand for electricity and gas, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid Transco's pension schemes and the regulatory treatment of pension costs, the impact of any potential separation and disposal by National Grid Transco of any UK gas distribution network(s) and any adverse consequences arising from outages on or otherwise effecting energy networks owned and/or operated by National Grid Transco.  For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid Transco's filings with the United States Securities and Exchange Commission (and in particular the "Risk Factors" and "Operating and Financial
Review" sections in its most recent annual report on 20F). Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid Transco does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

GROUP PROFIT AND LOSS ACCOUNT                                                                                   Year ended 31
FOR THE SIX MONTHS ENDED 30 SEPTEMBER                                                       2003           2002    March 2003
                                                                           Notes           (GBP)m        (GBP)m       (GBP)m
                                                                                     ===========    ===========   ===========
Group turnover - continuing operations                                      2a             4,029          4,104         8,833
Group turnover - discontinued operations                                    2a               158            226           567
                                                                                  ------------------------------------------------
Group turnover                                                                             4,187          4,330         9,400

Operating costs                                                                          (3,597)        (3,864)       (7,788)
                                                                                  ------------------------------------------------
Operating profit of Group undertakings - continuing operations              2c               590            648         1,806
Operating loss of Group undertakings - discontinued operations              2c                 -          (182)         (194)
                                                                                  ------------------------------------------------
                                                                                             590            466         1,612
                                                                                  ------------------------------------------------
Share of joint ventures' operating profit - continuing operations           2c                 5              7            15
Share of joint ventures' operating profit  - discontinued operations        2c                 -            105           109
                                                                                  ------------------------------------------------
                                                                                               5            112           124
Operating profit                                                                  ------------------------------------------------
- Before exceptional items and goodwill amortisation                        2b               815            802         2,185
- Operating exceptional items                                               3a             (170)          (171)         (347)
- Goodwill amortisation                                                                     (50)           (53)         (102)
                                                                                  ------------------------------------------------
Total operating profit                                                                       595            578         1,736

Non-operating exceptional items                                             3b               266           (99)          (99)
Net interest
- Excluding exceptional items                                                4             (410)          (463)         (939)
- Exceptional items                                                        3c, 4               -           (55)          (31)
                                                                                  ------------------------------------------------
                                                                                           (410)          (518)         (970)
Profit/(loss) on ordinary activities before taxation                              ------------------------------------------------
- Before exceptional items and goodwill amortisation                        6a               405            339         1,246
- Exceptional items and goodwill amortisation                                                 46          (378)         (579)
                                                                                  ------------------------------------------------
                                                                                             451           (39)           667
Taxation
- Excluding exceptional items                                                5             (102)           (92)         (373)
- Exceptional items                                                                           54             59           128
                                                                                  ------------------------------------------------
                                                                                            (48)           (33)         (245)
                                                                                  ------------------------------------------------
Profit/(loss) on ordinary activities after taxation                                          403           (72)           422
Minority interests
- Excluding exceptional items                                                                (4)            (3)           (3)
- Exceptional items                                                         3d                 -           (12)          (28)
                                                                                  ------------------------------------------------
                                                                                             (4)           (15)          (31)
Profit/(loss) for the period                                                      ------------------------------------------------
- Before exceptional items and goodwill amortisation                        6b               299            244           870
- Exceptional items and goodwill amortisation                                                100          (331)         (479)
                                                                                  ------------------------------------------------
                                                                                             399           (87)           391
Dividends                                                                    7             (243)          (212)         (530)
                                                                                  ------------------------------------------------
Profit/(loss) transferred to/(from) profit and loss account reserve                          156          (299)         (139)
                                                                                     ===========    ===========   ===========

EARNINGS/(LOSS) AND DIVIDENDS PER ORDINARY SHARE                                                                Year ended 31
FOR THE SIX MONTHS ENDED 30 SEPTEMBER                                                       2003           2002    March 2003
                                                                           Notes           Pence          Pence         Pence
                                                                                     ===========    ===========   ===========
Basic (including exceptional items and goodwill amortisation)               6b              13.0          (2.8)          12.7
Adjusted basic (excluding exceptional items and goodwill amortisation)      6b               9.7            7.9          28.3
                                                                                     ===========    ===========   ===========
Dividends per ordinary share                                                 7              7.91           6.86          17.2
                                                                                     ===========    ===========   ===========

                                                                                                                Year ended 31
GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES                                                                    March
FOR THE SIX MONTHS ENDED 30 SEPTEMBER                                                       2003           2002          2003
                                                                                         (GBP)m          (GBP)m        (GBP)m
                                                                                     ===========    ===========   ===========
Profit/(loss) for the period                                                                 399           (87)           391
Exchange adjustments                                                                       (171)          (283)         (322)
Tax on exchange adjustments                                                                    -              -            12
Unrealised gain on transfer of fixed assets to a joint venture (net of tax)                    -              -             6
                                                                                  ------------------------------------------------
Total recognised gains and losses                                                            228          (370)            87
                                                                                     ===========    ===========   ===========

                                                                                                                  At 31 March
GROUP BALANCE SHEET AT 30 SEPTEMBER                                                         2003           2002          2003
                                                                                          (GBP)m        (GBP)m       (GBP)m
                                                                                     ===========    ===========   ===========
Fixed assets
Intangible assets                                                                          1,745          1,899         1,893
Tangible assets                                                                           16,845         16,647        16,847
Investments in joint ventures                                                                 41             55            44
Other investments                                                                            194            219           209
                                                                                  ------------------------------------------------
                                                                                          18,825         18,820        18,993
                                                                                  ------------------------------------------------

Current assets
Stocks                                                                                       190            147           126
Debtors (amounts falling due within one year)                                              1,729          1,754         1,811
Debtors (amounts falling due after more than one year)                                     3,040          3,582         3,395
Assets held for exchange                                                                       -             17            17
Cash and investments                                                                         499            699           601
                                                                                  ------------------------------------------------
                                                                                           5,458          6,199         5,950
Creditors (amounts falling due within one year)                                          (4,688)        (5,492)       (5,046)
                                                                                  ------------------------------------------------
Net current assets                                                                           770            707           904
                                                                                  ------------------------------------------------
Total assets less current liabilities                                                     19,595         19,527        19,897
Creditors (amounts falling due after more than one year)                                (14,146)       (13,943)      (14,255)
Provisions for liabilities and charges                                                   (4,252)        (4,393)       (4,406)
                                                                                  ------------------------------------------------
Net assets employed                                                                        1,197          1,191         1,236
                                                                                     ===========    ===========   ===========

Capital and reserves
Called up share capital                                                                      308            310           308
Share premium account                                                                      1,247          1,244         1,247
Other reserves                                                                           (5,131)        (5,139)       (5,131)
Profit and loss account                                                                    4,717          4,694         4,728
                                                                                  ------------------------------------------------
Equity shareholders' funds                                                                 1,141          1,109         1,152
Minority interests                                                                            56             82            84
                                                                                  ------------------------------------------------
Total shareholders' funds                                                                  1,197          1,191         1,236
                                                                                     ===========    ===========   ===========

Net debt included above                                                                   13,921         14,162        13,878
                                                                                  ------------------------------------------------

GROUP CASH FLOW STATEMENT                                                                                       Year ended 31
FOR THE SIX MONTHS ENDED 30 SEPTEMBER                                                       2003           2002    March 2003
                                                                           Notes          (GBP)m         (GBP)m        (GBP)m
                                                                                     ===========    ===========   ===========
Net cash inflow from operating activities before exceptional items           8               932          1,279         3,154
Expenditure relating to exceptional items                                                  (121)           (97)         (328)
                                                                                  ------------------------------------------------
Net cash inflow from operating activities                                                    811          1,182         2,826

Dividends from joint ventures                                                                  2              3            11

Net cash outflow for returns on investments and servicing of finance                       (335)          (453)         (912)

Taxation
Corporate tax received/(paid)                                                                 10           (41)         (112)

Capital expenditure and financial investment
Net payments to acquire intangible and tangible fixed assets                               (752)          (805)       (1,518)
Receipts from disposals of tangible fixed assets                                              64             58           111
Other                                                                                          -              2             -
                                                                                  ------------------------------------------------
Net cash outflow for capital expenditure and financial investment                          (688)          (745)       (1,407)

Acquisitions and disposals
Payments to acquire investments                                                                -          (160)         (165)
Receipts from disposals of investments                                                        10            187           328
                                                                                  ------------------------------------------------
Net cash inflow from acquisitions and disposals                                               10             27           163

Equity dividends paid                                                                      (317)          (358)         (571)
                                                                                  ------------------------------------------------
Net cash outflow before the management of
liquid resources and financing                                                             (507)          (385)           (2)

Management of liquid resources
Decrease/(increase) in short-term deposits                                   9                76          (193)         (138)
                                                                                  ------------------------------------------------
Net cash inflow/(outflow) from the management of liquid resources                             76          (193)         (138)

Financing
Issue of ordinary shares                                                                       -              8             4
Payments to repurchase ordinary shares                                                         -              -          (97)
Purchase of non-equity minority interest                                                    (27)              -             -
Termination of cross currency swaps                                          9               148              -             -
Net increase in borrowings                                                   9               287            655           267
                                                                                  ------------------------------------------------
Net cash inflow from financing                                                               408            663           174
                                                                                  ------------------------------------------------
Movement in cash and overdrafts                                              9              (23)             85            34
                                                                                     ===========    ===========   ===========

NOTES TO THE ACCOUNTS

1. Basis of preparation

The financial information contained in this announcement has been prepared on the basis of the accounting policies set out in the
National Grid Transco Annual Report and Accounts and Form-20F for the year ended 31 March 2003 and does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985.  The financial information in respect of the year ended 31 March 2003 has been derived from the statutory accounts for the year ended 31 March 2003, which have been delivered to the Registrar of
Companies.  The auditors' report on those statutory accounts was unqualified and did not contain a statement under Section 237(2) or
(3) of the Companies Act 1985.  The financial information in respect of the six months ended 30 September 2003 is unaudited but has been reviewed by the auditors and their report is attached to this document.

The business combination of National Grid Group plc and Lattice Group plc which was completed on 21 October 2002 met the merger accounting criteria under UK GAAP and the Companies Act 1985. As a result the financial information of National Grid Transco plc for the year ended 31 March 2003 and the six month period ended 30 September 2002 have been presented on the basis of merger accounting principles as if National Grid and Lattice had always comprised the Group. The combined accounts of National Grid and Lattice have been adjusted for the issue on merger of 1,323m shares with a nominal value of 132m pounds and the elimination of balances between the former groups.

This interim results announcement was approved by the Board of Directors on 19 November 2003.

2.  Segmental analysis

Segmental information is presented in accordance with the management responsibilities and economic characteristics of the Group's business activities. Management responsibilities changed during the six months ended 30 September 2003, and as a result segmental reporting has been aligned to reflect these changes in responsibilities, resulting in a restatement of segmental results for the year ended 31 March 2003. The principal effect of this is to reclassify the results of the UK Interconnectors and LNG Storage businesses from "UK electricity and gas transmission" to "Other activities".

a)       Group turnover

                                                                                                                Year ended 31
                                                                                                                   March 2003
Six months ended 30 September                                                               2003           2002    (restated)
                                                                                         (GBP)m          (GBP)m       (GBP)m
                                                                                     ===========    ===========   ===========
Continuing operations
UK gas distribution                                                                          764            754         2,089
UK electricity and gas transmission                                                          867            927         1,893
US electricity transmission                                                                  160            219           407
US electricity distribution                                                                1,838          1,780         3,446
US gas                                                                                       162            136           446
Other activities                                                                             424            466           922
Sales between businesses                                                                   (186)          (178)         (370)
                                                                                  ------------------------------------------------
                                                                                                                        8,833
Discontinued operations
Other activities                                                                             158            242           586
Sales between businesses                                                                       -           (16)          (19)
                                                                                  ------------------------------------------------
                                                                                             158            226           567
                                                                                  ------------------------------------------------
                                                                                           4,187          4,330         9,400
                                                                                     ===========     ==========    ==========

Europe                                                                                     2,033          2,185         5,096
North America                                                                              2,154          2,145         4,304
                                                                                  ------------------------------------------------
                                                                                                          4,330         9,400
                                                                                     ===========    ===========   ===========

b)

Operating profit - before exceptional items and goodwill amortisation

                                                                                                                Year ended 31
                                                                                                                   March 2003
Six months ended 30 September                                                               2003           2002    (restated)
                                                                                         (GBP)m         (GBP)m       (GBP)m
                                                                                     ===========    ===========   ===========
Group undertakings - continuing operations
UK gas distribution                                                                           50              8           554
UK electricity and gas transmission                                                          387            396           820
US electricity transmission                                                                   70             74           128
US electricity distribution                                                                  214            261           513
US gas                                                                                         7              8            58
Other activities                                                                              82             80           143
                                                                                  ------------------------------------------------
                                                                                             810            827         2,216
Discontinued operations                                                                        -           (16)          (26)
                                                                                  ------------------------------------------------
Operating profit of Group undertakings                                                       810            811         2,190
                                                                                  ------------------------------------------------

Joint ventures - continuing operations
Electricity activities                                                                         5              7            15

Discontinued operations                                                                        -           (16)          (20)
                                                                                  ------------------------------------------------
Operating profit/(loss) of joint ventures                                                      5            (9)           (5)
                                                                                  ------------------------------------------------
                                                                                             815            802         2,185
                                                                                     ===========    ===========   ===========

Europe                                                                                       517            462         1,481
North America                                                                                293            344           704
Latin America                                                                                  1            (7)           (7)
Rest of the World                                                                              4              3             7
                                                                                  ------------------------------------------------
                                                                                             815            802         2,185
                                                                                     ===========    ===========   ===========

c)  Operating profit - after exceptional items and goodwill amortisation

                                                                                                                Year ended 31
                                                                                                                   March 2003
Six months ended 30 September                                                               2003           2002    (restated)
                                                                                          (GBP)m        (GBP)m        (GBP)m
                                                                                     ===========    ===========   ===========
Group undertakings - continuing operations
UK gas distribution                                                                            7           (60)           443
UK electricity and gas transmission                                                          373            381           774
US electricity transmission                                                                   51             62           103
US electricity distribution                                                                   97            216           413
US gas                                                                                         2              4            49
Other activities                                                                              60             45            24
                                                                                  ------------------------------------------------
                                                                                             590            648         1,806
Discontinued operations                                                                        -          (182)         (194)
                                                                                  ------------------------------------------------
Operating profit of Group undertakings                                                       590            466         1,612
                                                                                  ------------------------------------------------

Joint ventures - continuing operations
Electricity activities                                                                         5              7            15

Discontinued operations                                                                        -            105           109
                                                                                  ------------------------------------------------
Operating profit of joint ventures                                                             5            112           124
                                                                                  ------------------------------------------------
                                                                                             595            578         1,736
                                                                                     ===========    ===========   ===========

Europe                                                                                       442            181         1,051
North America                                                                                148            281           549
Latin America                                                                                  1            113           128
Rest of the World                                                                              4              3             8
                                                                                  ------------------------------------------------
                                                                                             595            578         1,736
                                                                                     ===========    ===========   ===========

3. Exceptional items

a)  Operating

                                                                                                                Year ended 31
Six months ended 30 September                                                               2003           2002    March 2003
                                                                                         (GBP)m          (GBP)m        (GBP)m
                                                                                     ===========    ===========   ===========
Continuing operations
Restructuring costs (i)                                                                      150            100           203
Merger costs (ii)                                                                              -             26           105
Loss on disposal of tangible fixed assets (iii)                                               20              -             -
                                                                                  ------------------------------------------------
                                                                                             170            126           308
                                                                                  ------------------------------------------------
Discontinued operations
Restructuring costs (i)                                                                        -              6             6
Impairment of business (iv)                                                                    -            166           168
Impairment of investments in joint ventures (v)                                                -          (127)         (135)
                                                                                  ------------------------------------------------
                                                                                               -             45            39
                                                                                  ------------------------------------------------
Total operating exceptional items                                                            170            171           347
                                                                                     ===========    ===========   ===========

i)       Relates to costs incurred in business reorganisations in the UK and US businesses (30 September 2003: 96m pounds after tax, 30
         September 2002: 73m pounds after tax, 31 March 2003: 165m pounds after tax).
ii)      Represents employee and property costs associated with the Merger (30 September 2002: 20m pounds after tax, 31 March 2003: 76m pounds after tax).
iii)     The after tax loss on disposal of tangible fixed assets was 20m pounds (30 September 2002: nil pounds, 31 March 2003: nil pounds).
iv)      During the year ended 31 March 2003, following a review of the carrying value of certain of the Group's telecom assets, the
         Group incurred impairment charges resulting in the write-down of those assets to their estimated recoverable amounts and the recognition of other related costs (30 September 2002: 165m pounds after tax, 31 March 2003: 143m pounds after tax).
v)       These credits relate to Intelig and other telecom joint ventures (30 September 2002: 145m pounds after tax, 31 March 2003: 155m pounds after tax). The exceptional credits substantially represent the reversal of the Group's share of retained losses incurred by these joint ventures during the period from 1 April 2002 to the date of disposal or the date that equity accounting ceased. 129m pounds in the year ended 31 March 2003 and 121m pounds in the period ended 30 September 2002 of the pre-tax exceptional credits have been reflected in
         "Share of joint ventures' operating profit - discontinued operations".

b)  Non-operating

                                                                                                                Year ended 31
Six months ended 30 September                                                               2003           2002    March 2003
                                                                                          (GBP)m         (GBP)m      (GBP)m
                                                                                     ===========    ===========   ===========
Continuing operations
Merger costs (vi)                                                                              -             79            79
Profit on disposal of tangible fixed assets (vii)                                           (38)           (12)          (48)
                                                                                  ------------------------------------------------
                                                                                            (38)             67            31
                                                                                  ------------------------------------------------
Discontinued operations
(Profit)/loss on sale or termination of operations (viii)                                    (2)             32            68
Gain on assets held for exchange  (ix)                                                     (226)              -             -
                                                                                  ------------------------------------------------
                                                                                           (228)             32            68
                                                                                  ------------------------------------------------
Total non-operating exceptional items                                                      (266)             99            99
                                                                                     ===========    ===========   ===========

vi)      The after tax transaction cost of the Merger was nil pounds (30 September 2002: 79m pounds, 31 March 2003: 71m pounds).
vii)     The after tax profit on disposal of tangible fixed assets was 38m pounds (30 September 2002: 13m pounds, 31 March 2003: 50m pounds).
viii)    The credit for the six months ended 30 September 2003 relates to the profit on sale of EnMO (2m pounds after tax). The charges for the six months ended 30 September 2002 and year ended 31 March 2003 relate to the loss on sale of The Leasing Group (30 September
         2002: 32m pounds (32m pounds after tax), 31 March 2003: 45m pounds (45m pounds after tax)) and loss on closure of 186k (30 September 2002: nil pounds
        (nil pounds after tax), 31 March 2003: 23m pounds (23m pounds after tax)).
ix)      The gain on assets held for exchange relates to the profit recognised on Energis shares delivered to Equity Plus Income
         Convertible Securities (EPICs) bondholders on 6 May 2003 in settlement of all EPICs outstanding at that date that had a carrying value of 243m pounds. This transaction represents the culmination of a deferred sale arrangement entered into in February 1999. The after tax gain on assets held for exchange was 226m pounds.

c)  Financing costs

The exceptional net interest cost before and after tax of 55m pounds in the six months ended 30 September 2002 and 31m pounds in the year ended
31 March 2003 relate to the Group's share of foreign exchange losses incurred on foreign currency borrowings by joint ventures amounting to 124m pounds in the six months ended 30 September 2002 and 98m pounds in the year ended 31 March 2003, partially offset by the
Group's share of a gain on net monetary liabilities of 69m pounds and 67m pounds respectively.  The gain on the net monetary liabilities relates to Citelec, a joint venture operating in Argentina, and reflects the net gain arising on net monetary liabilities that are financing the operation in a hyper-inflationary economy.

d)  Minority interests

The exceptional minority interest charge of 12m pounds in the six months ended 30 September 2002 and 28m pounds in the year ended 31 March 2003 relate to the Group's share of the minority interest in the after taxation exceptional items of Citelec, a joint venture, and primarily reflects the minority interest's share of the gain on net monetary liabilities referred to above (note 3c).

4. Net interest

                                                                                                                Year ended 31
Six months ended 30 September                                                               2003           2002    March 2003
                                                                                         (GBP)m         (GBP)m       (GBP)m
                                                                                     ===========    ===========   ===========
Interest payable and similar charges                                                         460            490           981
Unwinding of discount on provisions                                                            6              6            13
Interest capitalised                                                                        (26)           (14)          (28)
                                                                                  ------------------------------------------------
Interest payable and similar charges net of interest capitalised                             440            482           966
Interest receivable and similar income                                                      (37)           (38)          (55)
                                                                                  ------------------------------------------------
                                                                                             403            444           911
Joint ventures                                                                                 7             74            59
                                                                                  ------------------------------------------------
                                                                                             410            518           970
                                                                                     ===========    ===========   ===========

Comprising:
Net interest, excluding exceptional net interest                                             410            463           939
Exceptional net interest (note 3(c))                                                           -             55            31
                                                                                  ------------------------------------------------
Net interest, including exceptional net interest                                             410            518           970
                                                                                     ===========    ===========   ===========

5. Taxation

The tax charge of 102m pounds (30 September 2002: 92m pounds) on profit before taxation, excluding exceptional items and goodwill amortisation, for the six months ended 30 September 2003, is based on the estimated effective tax rate for the year ended 31 March 2004 of 25% (30
September 2002: 27%).

6. Adjusted profit on ordinary activities before taxation and earnings per ordinary share

a) Reconciliation of adjusted profit on ordinary activities before taxation to basic profit on ordinary activities before taxation

                                                                                                                Year ended 31
Six months ended 30 September                                                               2003           2002    March 2003
                                                                                          (GBP)m        (GBP)m      (GBP)m
                                                                                     ===========    ===========   ===========
Profit/(loss) on ordinary activities before taxation                                         451           (39)           667
Exceptional operating items (note 3(a))                                                      170            171           347
Exceptional non-operating items (note 3(b))                                                (266)             99            99
Exceptional financing charge (note 3(c))                                                       -             55            31
Goodwill amortisation                                                                         50             53           102
                                                                                  ------------------------------------------------
Adjusted profit on ordinary activities before taxation                                       405            339         1,246
                                                                                     ===========    ===========   ===========

b) Earnings per share

                                                                                     Six months ended 30 September 2003
                                                                                                                     Weighted
                                                                                       Earnings         Profit        average
                                                                                            per        for the         number
                                                                                          share         period      of shares
                                                                                          pence         (GBP)m        million
                                                                                    ===========    ===========    ===========
Basic, including exceptional items and goodwill amortisation                               13.0            399          3,068
Exceptional operating items (note 3(a))                                                     5.6            170              -
Exceptional non-operating items (note 3(b))                                               (8.7)          (266)              -
Exceptional tax credit                                                                    (1.8)           (54)              -
Goodwill amortisation                                                                       1.6             50              -
                                                                                --------------------------------------------------
Adjusted basic, excluding exceptional items and goodwill amortisation                       9.7            299          3,068
                                                                                    ===========    ===========    ===========

There is no difference between basic and diluted earnings per share for the period ended 30 September 2003.

                                                                                     Six months ended 30 September 2002
                                                                                                                     Weighted
                                                                                        (Loss)/        (Loss)/        average
                                                                                   earnings per     profit for         number
                                                                                          share     the period      of shares
                                                                                          pence        (GBP)m        million
                                                                                    ===========    ===========    ===========
Basic, including exceptional items and goodwill amortisation                              (2.8)           (87)          3,078
Exceptional operating items (note 3(a))                                                     5.5            171              -
Exceptional non-operating items (note 3(b))                                                 3.2             99              -
Exceptional financing charge (note 3(c))                                                    1.8             55              -
Exceptional tax credit                                                                    (1.9)           (59)              -
Exceptional minority interest (note 3(d))                                                   0.4             12              -
Goodwill amortisation                                                                       1.7             53              -
                                                                                --------------------------------------------------
Adjusted basic, excluding exceptional items and goodwill amortisation                       7.9            244          3,078
                                                                                    ===========    ===========    ===========

There is no difference between basic and diluted earnings per share for the period ended 30 September 2002.

b) Earnings per share (continued)

                                                                                          Year ended 31 March 2003
                                                                                                                     Weighted
                                                                                       Earnings         Profit        average
                                                                                            per        for the         number
                                                                                          share           year      of shares
                                                                                          pence         (GBP)m        million
                                                                                    ===========    ===========    ===========
Basic, including exceptional items and goodwill amortisation                               12.7            391          3,078
Exceptional operating items (note 3(a))                                                    11.3            347              -
Exceptional non-operating items (note 3(b))                                                 3.2             99              -
Exceptional financing charge (note 3(c))                                                    1.0             31              -
Exceptional tax credit                                                                    (4.1)          (128)              -
Exceptional minority interest (note 3(d))                                                   0.9             28              -
Goodwill amortisation                                                                       3.3            102              -
                                                                                --------------------------------------------------
Adjusted basic, excluding exceptional items and goodwill amortisation                      28.3            870          3,078
Dilutive impact of employee share options                                                 (0.1)              -             10
Dilutive impact of 4.25% exchangeable bonds                                               (0.3)             22            110
                                                                                --------------------------------------------------
Adjusted diluted, excluding exceptional items and goodwill amortisation                    27.9            892          3,198
Exceptional operating items (note 3(a))                                                  (10.9)          (347)              -
Exceptional non-operating items (note 3(b))                                               (3.1)           (99)              -
Exceptional financing charge (note 3(c))                                                  (1.0)           (31)              -
Exceptional tax credit                                                                      4.0            128              -
Exceptional minority interest (note 3(d))                                                 (0.9)           (28)              -
Goodwill amortisation                                                                     (3.2)          (102)              -
                                                                                --------------------------------------------------
Diluted, including exceptional items and goodwill amortisation                             12.8            413          3,198
                                                                                    ===========    ===========    ===========

In respect of the year ended 31 March 2003, the potential ordinary shares related to the 4.25% exchangeable bonds are dilutive, as they would decrease earnings from continuing operations. Consequently, the diluted earnings per share are higher than basic earnings per share because of the effect of losses arising from discontinued operations.

7. Dividends

The interim dividend of 7.91p per ordinary share (six months ended 30 September 2002: 6.86p) will be paid on 21 January 2004 to shareholders on the register on 28 November 2003.

8. Reconciliation of operating profit to net cash inflow from operating activities before exceptional items

                                                                                                                Year ended 31
Six months ended 30 September                                                               2003           2002    March 2003
                                                                                          (GBP)m        (GBP)m        (GBP)m
                                                                                     ===========    ===========   ===========
Operating profit of Group undertakings                                                       590            466         1,612
Group exceptional operating items                                                            170            292           476
Depreciation and amortisation                                                                533            556         1,088
Increase in working capital                                                                (254)           (62)           (6)
Decrease in provisions                                                                     (107)             27          (16)
                                                                                  ------------------------------------------------
Net cash inflow from operating activities before exceptional items                           932          1,279         3,154
                                                                                     ===========    ===========   ===========

9. Reconciliation of net cash flow to movement in net debt

                                                                                                                Year ended 31
Six months ended 30 September                                                               2003           2002    March 2003
                                                                                          (GBP)m        (GBP)m       (GBP)m
                                                                                     ===========    ===========   ===========
Movement in cash and overdrafts                                                             (23)             85            34
Net cash (inflow)/outflow from the management of liquid resources                           (76)            193           138
Increase in borrowings                                                                     (287)          (655)         (267)
                                                                                  ------------------------------------------------
Change in net debt resulting from cash flows                                               (386)          (377)          (95)
Disposal of Group undertaking                                                                  -              -          (62)
Exchange adjustments                                                                         111            525           593
Settlement of EPICs (see note 3(b)(ix))                                                      243              -             -
Other non-cash movements                                                                    (11)           (11)          (15)
                                                                                  ------------------------------------------------
Movement in net debt in the period                                                          (43)            137           421
Net debt at start of period                                                             (13,878)       (14,299)      (14,299)
                                                                                  ------------------------------------------------
Net debt at end of period                                                               (13,921)       (14,162)      (13,878)
                                                                                     ===========    ===========   ===========

During the six months ended 30 September 2003 certain cross-currency swaps were terminated and 209m pounds of cash was received. 61m pounds of this cash flow has been reported within the total of net cash outflow for returns on investments and servicing of finance amounting to (335)m pounds and 148m pounds has been reported within net cash inflow from financing. Termination of these cross-currency swaps also necessitated a retranslation of Euro denominated debt at new swapped rates amounting to (140)m pounds, which is reported within the net exchange adjustments of 111m pounds reported above.

10. Cash flows from discontinued operations

Included in the cash flow statement are cash flows from discontinued operations as set out below:
                                                                                                                Year ended 31
Six months ended 30 September                                                               2003           2002    March 2003
                                                                                         (GBP)m         (GBP)m       (GBP)m
                                                                                     ===========    ===========   ===========
Net cash inflow/(outflow) from operating activities                                            4             12          (70)
Net cash outflow for returns on investments and servicing of finance                         (2)            (6)          (14)
Net cash outflow for taxation                                                                  -            (1)           (1)
Net cash outflow for capital expenditure and financial investment                            (1)           (94)         (123)
Net cash outflow for acquisitions and disposals                                                -            (1)           (3)
                                                                                  ------------------------------------------------
Net cash inflow/(outflow) before the management of liquid resources and financing              1           (90)         (211)
                                                                                     ===========    ===========   ===========

11. Net debt comprises

                                                                                                                  At 31 March
At 30 September                                                                             2003           2002          2003
                                                                                         (GBP)m        (GBP)m       (GBP)m
                                                                                     ===========    ===========   ===========
Cash and investments                                                                         499            699           601
Short-term debt including bank overdrafts                                                (2,289)        (2,944)       (2,246)
Long-term debt                                                                          (12,131)       (11,917)      (12,233)
                                                                                  ------------------------------------------------
                                                                                        (13,921)       (14,162)      (13,878)
                                                                                     ===========    ===========   ===========

12. Exchange rates

The Group's results are affected by the exchange rates used to translate the results of its US operations.  The US dollar to sterling exchange rates used were:

                                                                                                                   Year ended
Six months ended 30 September                                                               2003           2002 31 March 2003
                                                                                     ===========    ===========   ===========
Closing rate applied at period end                                                          1.67           1.56          1.58
Average rate applied for the period                                                         1.62           1.52          1.59
                                                                                     ===========    ===========   ===========

13. Differences between UK and US Generally Accepted Accounting Principles ("GAAP")

a)       Reconciliation of net income to US GAAP

The following is a summary of the material adjustments to net income that would have been required if US GAAP had been applied instead of UK GAAP.

                                                                                                                Year ended 31
Six months ended 30 September                                                               2003           2002    March 2003
                                                                                          (GBP)m        (GBP)m        (GBP)m
                                                                                     ===========    ===========   ===========
Net income under UK GAAP                                                                     399           (87)           391
                                                                                  ------------------------------------------------
Adjustments to conform with US GAAP
Elimination of Lattice pre-acquisition results, measured under UK GAAP                         -            312           293
Merger costs                                                                                   -             32            32
Deferred taxation                                                                           (11)             26             7
Pensions                                                                                       3              5            35
Share option schemes                                                                         (5)            (1)          (29)
Fixed assets - purchase of Lattice                                                         (181)              -         (169)
Replacement expenditure                                                                      186              -           166
Financial instruments                                                                       (87)           (89)            40
Gain on assets held for exchange                                                           (226)              -             -
Severance and integration costs                                                               80           (13)         (110)
Recognition of income                                                                         15              -             2
Goodwill                                                                                      50             54            70
Restructuring - purchase of Lattice                                                            -              -            46
Share of joint ventures' adjustments                                                         (7)           (22)          (27)
Other                                                                                          -            (6)             4
                                                                                  ------------------------------------------------
Total US GAAP adjustments                                                                  (183)            298           360
                                                                                  ------------------------------------------------
Net income under US GAAP                                                                     216            211           751
                                                                                     ===========    ===========   ===========
Basic earnings per share - US GAAP                                                          7.0p          12.0p         31.9p
Diluted earnings per share - US GAAP                                                        7.0p          11.8p         31.3p
                                                                                     ===========    ===========   ===========

b) Reconciliation of equity shareholders' funds to US GAAP

The following is a summary of the material adjustments to equity shareholders' funds that would have been required if US GAAP had been applied instead of UK GAAP.

                                                                                           At 30                  At 31 March
                                                                                  September 2003                         2003
                                                                                         (GBP)m                       (GBP)m
                                                                                     ===========                  ===========
Equity shareholders' funds under UK GAAP                                                   1,141                        1,152
                                                                                  -------------------          -------------------
Adjustments to conform with US GAAP
Deferred taxation                                                                        (1,621)                      (1,593)
Pensions                                                                                 (1,693)                      (1,800)
Shares held by employee share trusts                                                        (39)                         (39)
Ordinary dividends                                                                           243                          317
Tangible fixed assets - reversal of partial release of impairment provision                 (33)                         (35)
Fixed assets - impact of Lattice purchase accounting and replacement expenditure           7,315                        7,243
Financial instruments                                                                      (369)                        (253)
Carrying value of EPICs liability                                                              -                          243
Severance liabilities                                                                          3                            3
Recognition of income                                                                       (12)                         (27)
Regulatory assets                                                                            224                          241
Goodwill - purchase of Lattice                                                             3,782                        3,829
Goodwill - other acquisitions                                                                218                          179
Restructuring - purchase of Lattice                                                          (6)                          (6)
Share of joint ventures' adjustments                                                           -                         (17)
Other                                                                                        (8)                         (11)
                                                                                  -------------------          -------------------
Total US GAAP adjustments                                                                  8,004                        8,274
                                                                                  -------------------          -------------------
Equity shareholders' funds under US GAAP                                                   9,145                        9,426
                                                                                     ===========                  ===========

Independent review report to National Grid Transco plc

Introduction

We have been instructed by the Company to review the financial information which comprises the Group Profit and Loss Account, Group
Balance Sheet, Group Cash Flow Statement, Group Statement of Total Recognised Gains and Losses, comparative information and notes 1 to 13.  We have read the other information contained in the interim results statement and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim results statement, including the financial information contained therein, is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the interim results statement in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom.  A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed.  A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions.  It is substantially less in scope than an audit performed in accordance with
United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit.  Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
London
19 November 2003